Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

Press Release of Synageva BioPharma Corp. Issued on June 23, 2011

For Immediate Release

Synageva BioPharma Receives FDA Fast Track Designation for SBC-102 for

Lysosomal Acid Lipase Deficiency

LEXINGTON, Mass., June 23, 2011 -- Synageva BioPharma Corp., a privately held biopharmaceutical company developing therapeutic products for rare disorders, announced today that their lead program, SBC-102, an enzyme replacement therapy for Lysosomal Acid Lipase (LAL) Deficiency, currently in clinical trials, has been granted fast track designation by the U.S. Food and Drug Administration (FDA).

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LAL Deficiency is a serious life-threatening condition. The early onset form of the disease is the most rapidly fatal form, usually within the first year of life. Late onset LAL Deficiency has a more variable presentation with some patients going undiagnosed until complications manifest in late adulthood, while others can present with liver dysfunction in early childhood. LAL Deficiency is associated with significant ill health with shortened life expectancy.

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There are no approved or effective therapies for patients suffering from LAL Deficiency. SBC-102 has the potential to be a disease modifying long-term enzyme replacement therapy for patients (infants, children/adolescents and adults) with LAL Deficiency.

“The fast track program is designed to facilitate drug development and expedite the review of drugs to treat serious diseases like LAL Deficiency,” said Anthony Quinn, M.D., Ph.D., Synageva’s Chief Medical Officer and Head of R&D. “We are pleased that after reviewing the seriousness of LAL Deficiency and the potential of SBC-102, the FDA has granted fast track designation for this program. We look forward to working closely with the FDA as we complete clinical development to facilitate regulatory review and accelerate the delivery of an effective treatment for patients suffering from this devastating disease.”

SBC-102 is a recombinant human lysosomal acid lipase. This enzyme is responsible for the breakdown of cholesteryl esters and triglycerides. Late onset LAL Deficiency, sometimes called Cholesteryl Ester Storage Disease (CESD), affects both children and adults. In these patients, the buildup of fatty material in the liver, spleen and blood vessel walls leads to complications resulting in significant morbidity and mortality. Early onset LAL Deficiency, sometimes called Wolman Disease, causes growth failure in infants and almost always results in death in the first year of life. Synageva has received orphan drug designations for SBC-102 in both the US and EU and human dosing in clinical trials is underway.

About Synageva BioPharma Corp.

Synageva BioPharma Corp. is dedicated to discovering, developing and delivering therapies for patients with rare conditions and unmet medical need. The Company has developed a pipeline of novel therapeutic products for under-served populations and has assembled a team with a proven record of bringing orphan therapies to patients. Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

Important Additional Information

On June 13, 2011, Synageva entered into an Agreement and Plan of Merger and Reorganization with Trimeris, Inc. and a wholly-owned subsidiary of Trimeris, pursuant to which Synageva will merge with Trimeris in an all-stock transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed transaction, Trimeris will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will contain important information about Synageva, Trimeris, the transaction and related matters. Synageva and Trimeris will mail or otherwise deliver the joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders of Trimeris and Synageva are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421. Investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger (when it is available) by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer, 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713.

Synageva and Trimeris, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Synageva and Trimeris. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ directors and officers in the proposed transaction will be available in the joint proxy statement/prospectus that will be filed by Trimeris with the SEC in connection with the proposed transaction. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the development of SBC-102, regulatory review and the likelihood and timing of approval of SBC-102, the impact of obtaining fast track designation from the FDA, the potential for SBC-102 to treat LAL Deficiency, the proposed transaction between Synageva and Trimeris, and any other statements about Synageva’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “could,” “anticipates,” “expects,” “estimates,” “plans,” “should,” “target,” “will,” “would” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that Synageva cannot demonstrate safety and/or efficacy of SBC-102 in clinical trials; the risks involved with development and commercialization of product candidates; the potential inability of Synageva to obtain, maintain and enforce patent and other intellectual property protection for its products, discoveries and drug candidates; and the risk that Synageva and Trimeris may not be able to complete the proposed transaction; and other risks and uncertainties that will be more fully described in the joint proxy statement/prospectus, when available. Investors and stockholders are urged to carefully read the risk factors set forth in the joint proxy statement/prospectus carefully when they are available.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.

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Contact for Synageva:

Kelley Forrest

Tel: (781) 357-9900

kelley.forrest@synageva.com